[COURT OF CHANCERY OF THE STATE OF DELAWARE LETTERHEAD]


                                            August 13, 1999


VIA FAX & U.S. MAIL

Robert Payson                       Gregory P. Williams
Potter Anderson & Corroon           Raymond J. DiCamillo
P.O. Box 951                        Richards, Layton & Finger
Wilmington, DE 19899                P.O. Box 551
                                    Wilmington, DE 19899

Pamela S. Tikellis
Chimicles & Tikellis LLP
P.O. Box 1035
Wilmington, DE 19899

               Re:  NiSource Inc. v. Columbia Energy Group
                    Civil Action No. 17344
                    In re Columbia Energy Group Shareholder Litig. Civil Action No. 17203

Dear Counsel:

         I write in response to counsel's letters of August 10, 11, 12 and 13 regarding my previous decision to expedite the above captioned proceedings and defendant Columbia Energy Group's ("CEG") latest proposal in response to plaintiffs' Section 203 concerns. In light of CEG's proposal, and after reconsidering the equities of the case, I have decided to revise the scheduling of this matter. First, the Section 211 summary proceeding on the issue of CEG's unfilled Board seat will proceed as scheduled on September 22 at 10:00 a.m. in Wilmington. Second, I request that counsel confer and propose dates in early or mid December for the scheduling of a preliminary injunction hearing on remaining issues pending between the parties.

         At the risk of seeming equivocal, I must consider the fact that CEG seems to be taking every measure possible to assuage the plaintiffs' and the Court's fears that any of its board's actions might be tainted by entrenchment motives. I understand NiSource Inc.'s ("NiSource") concerns that CEG's proposal might amount to a violation of Section 141(a) as an unlawful limitation on the exercise of the board's fiduciary duties. Without reaching the merits of that argument, as it will be more appropriately addressed at the preliminary injunction hearing, I do not think that it is fatal for the purpose of considering the expedited scheduling of this matter. Thus, while the Court will not enter an order implementing CEG's proposal, as a basis for rescheduling these proceedings I accept CEG's stipulation that it will tender such shares acquired in CEG's repurchase program into NiSource's offer that are needed by NiSource to get to the 85% threshold of Section 203(a)(2) provided that the number of shares acquired by the repurchase program equals or exceeds the number of shares NiSource needs to reach that threshold.

         I understand plaintiffs' position that the stock repurchase program is only one of a number of devices that could act to entrench incumbent management
- despite the fact that some of those devices preexisted NiSource's unsolicited offer. Counsel should not take my reconsideration of the scheduling of this matter as any indication of my opinion on the merits of that argument. With the
Section 203 problem apparently attenuated by CEG's stipulation, the remaining issues that plaintiffs raise do not implicate any immediate actions by CEG's Board. Thus, as a matter of judicial economy, it makes more sense for these proceedings to move forward on a more typical schedule.

         Finally, CEG has intimated that NiSource may be motivated to press on with is claims for reasons having nothing to do with its proffered legal position. In particular, CEG suggests that NiSource's discovery requests are simply a way for NiSource to obtain currently nonpublic information relating to CEG's internal valuation information. I do not take CEG's suggestion as a formal application to limit discovery in this case. If, however, plaintiffs' requests are indeed too broad or improper, I encourage CEG to make the Court aware of the problem and to suggest appropriate limitations for the discovery request. At this point, I am reluctant to impose any limitations before the parties have had a chance to work the problem out without Court intervention. But the presence of independently represented shareholder plaintiffs could afford the opportunity for certain claims to be prosecuted by only those plaintiffs, thus avoiding the problem of potentially compromising disclosures. I leave it to the parties to resolve these issues.

                                            Very truly yours,

                                            /s/ William B. Chandler III

                                            William B. Chandler III

cc:  Register in Chancery